UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 26, 2021

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting

On October 26, 2021, VivoPower International PLC (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following six resolutions, each of which was approved by no less than 99% of votes cast:

1.	To receive the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2021 (the "June 2021 Annual Report").

2.	To approve the directors’ remuneration report for the financial year ended 30 June 2021 as set out on pages 32 to 41 of the June 2021 Annual Report (the "Directors' Remuneration Report").

3.	To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

4.	To authorize the Company's audit committee to determine the remuneration of the auditors.

5.	To approve the extension of the term of Matthew Chair’s appointment as a director of the Company, by one year, making him a Class B Director, such that the term of his appointment expires in 2024.

6.	To approve the extension of the term of William Langdon’s appointment as a director of the Company, by two years, making him a Class C Director, such that the term of his appointment expires in 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2021	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman